FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 February 2021
Exhibit No. 2	Outcome of strategic review into Ulster Bank (ROI) dated 19 February 2021
Exhibit No. 3	Form 8.3 Disclosure dated 19 February 2021
Exhibit No. 4	Publication of Supplementary Prospectus dated 19 February 2021
Exhibit No. 5	Additional Listing dated 24 February 2021
Exhibit No. 6	Dividend Declaration dated 25 February 2021
Exhibit No. 7	Publication of Final Terms dated 25 February 2021
Exhibit No. 8	Total Voting Rights dated 26 February 2021

Exhibit No. 1

1 February 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) was notified on 29 January 2021 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 January 2021 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	101	£1.4782

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

19 February 2021

NatWest Group plc

NatWest Group plc announces outcome of strategic review into Ulster Bank in the Republic of Ireland

NatWest Group plc ("NWG") today announces that it has completed its strategic review of Ulster Bank. Following careful and comprehensive deliberation by the NWG Board, NWG has concluded that, despite the significant progress that has been made in recent years, Ulster Bank in the Republic of Ireland will not be in a position to achieve an acceptable level of sustainable returns over its planning horizon.

As a result, NWG intends to begin a phased withdrawal from the Republic of Ireland over the coming years that will be managed in an orderly and considered manner. Ulster Bank Limited's banking business in Northern Ireland is unaffected.

The NWG Board has given careful consideration to the impact of this decision on all stakeholders, in line with our purpose. In the near-term, it is expected that there will be minimal change for Ulster Bank customers and colleagues. NWG will seek to implement a solution, or set of solutions, to ensure that:

●
our customers and colleagues are well supported;
●
there is continued servicing of retail and SME clients;
●
job losses are minimised;
●
stability is maintained in the sector; and
●
NWG's withdrawal from the Irish banking sector is achieved in an orderly manner.

As part of this phased withdrawal, a non-binding Memorandum of Understanding ("MoU") with Allied Irish Banks, p.l.c. has been agreed for the sale of a c.€4bn portfolio of performing commercial loans, and the transfer of the colleagues wholly or mainly assigned to this loan book.

The potential sale contemplated by the MoU remains subject to due diligence, further negotiation and agreement of final terms and definitive documentation, as well as obtaining regulatory and other approvals and satisfying other conditions. The proposed sale may not be concluded on the terms contemplated in the MoU, or at all.

NWG is also in early discussions with Permanent TSB Group Holdings p.l.c. among other strategic banking counterparties about their potential interest in buying certain retail and SME assets, liabilities and operations.  These discussions may or may not result in agreement.  Our preference is to continue to focus our discussions with counterparties who can provide customers with full banking services in the Irish market.

We expect NWG's withdrawal from the Republic of Ireland to be capital accretive over the multi-year process.

NatWest Group CEO Alison Rose said:

"In recent years, our strategy for Ulster Bank in the Republic of Ireland has been to improve returns by growing the business, reducing costs and resolving legacy issues.  I want to pay tribute to our colleagues who through their commitment and dedication have helped to transform this business.  Our priority over the coming months will remain on supporting our customers, communities and colleagues through these difficult times.

"Following an extensive review and despite the progress that has been made, it has become clear Ulster Bank will not be able to generate sustainable long terms returns for our shareholders.  As a result, we are to begin a phased withdrawal from the Republic of Ireland over the coming years which will be undertaken with careful consideration of the impact on customers and our colleagues."

NWG will provide further information at the appropriate time.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NWG Media Relations
+44 (0) 131 523 4205

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk' 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG's expectation that NWG's withdrawal from the Republic of Ireland will be capital accretive over the multi-year process and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2020 Annual Report and Accounts (ARA) (see Risk Factors in the ARA, including the risk factor entitled 'NatWest Group is currently implementing its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes'), UBIDAC's 2020 Annual Report and Accounts (including its Principal Risks and Uncertainties) and NWG's filings with the US Securities and Exchange Commission, including, but not limited to, NWG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 3

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Idox plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	18 February 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	4,983,808	1.12%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	4,983,808	1.12%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	19 February 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 19 February 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8025P_1-2021-2-19.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 5

24 February 2021
NatWest Group plc

Additional Listing

NatWest Group plc (the Company) announces that an application has been made to the Financial Conduct Authority and to the London Stock Exchange for a block listing of 45,000,000 (forty-five million) ordinary shares of £1 each to be admitted to the premium listing segment of the Official List and for admission to trading on the main market of the London Stock Exchange, respectively. Admission of the shares is expected to take place on 26 February 2021.

The shares will be allotted pursuant to the Company's obligations under the following share plan:

●
45,000,000 (forty-five million) ordinary shares of £1 each in respect of the NatWest Group plc 2014 Employee Share Plan.

Participants in this employee share plan have or will become entitled to new shares following the vesting of share awards.

The shares will rank equally with the existing ordinary shares of the Company.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 6

25 February 2021

NATWEST GROUP plc

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 31 MARCH 2021

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 31 March 2021. Unless otherwise resolved by the Board, this dividend will be paid on 31 March 2021 at the undernoted rate to holders on the register at the close of business on 16 March 2021.

Series	Dividend payable per share
Series U	US$643.47

End
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 7

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 24 February 2021 (the "Final Terms") for NatWest Group plc ("NatWest Group") €1,000,000,000 Fixed to Floating Rate Notes due February 2030 (ISIN: XS2307853098) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 26 November 2020, which constitutes a base prospectus for the purposes of Regulation (EU) 2017/1129 and the supplemental prospectus dated 19 February 2021, which constitutes a supplementary prospectus for the purposes of Article 23 of Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018 (together, the "Prospectus").

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4223Q_1-2021-2-25.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 8

NatWest Group plc
Total Voting Rights and Capital

In accordance with the Disclosure Guidance and Transparency Rules, NatWest Group plc ('NWG') notifies the following in respect of its issued share capital with voting rights as at 26 February 2021:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			26 February 2021
Ordinary shares of £1	12,129,192,905	4	48,516,771,620
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,130,092,905		48,520,371,620

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary